SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13E-3
Rule 13e-3 Transaction Statement under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 2)

NTS Realty Holdings Limited Partnership
(Name of the Issuer)

NTS Realty Holdings Limited Partnership
NTS Realty Capital, Inc.
NTS Merger Parent, LLC
NTS Merger Sub, LLC
J.D. Nichols
Brian F. Lavin
(Names of Persons Filing Statement)

Limited Partnership Units
(Title of Class of Securities)

629422106
(CUSIP Number of Class of Securities)

Gregory A. Wells
Executive Vice President and CFO of
NTS Realty Capital, Inc., Managing General Partner of
NTS Realty Holdings Limited Partnership
600 North Hurstbourne Parkway
Suite 300
Louisville, Kentucky 40222
(502) 426-4800
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

Copies to:

Stephen H. Miller Fore, Miller & Schwartz 200 South Fifth Street, Suite 700 North Louisville, Kentucky 40202 (502) 589-5250	Cezar M. Froelich, Esq. Taft Stettinius & Hollister LLP 111 East Wacker Drive, Suite 2800 Chicago, Illinois 60601 (312) 836-4002	C. Craig Bradley, Jr. Joseph M. Ruschell Stites & Harbison, PLLC 400 West Market Street, Suite 1800 Louisville, Kentucky 40202 (502) 587-3400

This statement is filed in connection with (check the appropriate box):

a.  ☒   The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3 (c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

b.  ☐  The filing of a registration statement under the Securities Act of 1933.

c.  ☐ A tender offer.
d.  ☐  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation: $39,926,700*	Amount of Filing Fee: $5,142.56

*As of March 31, 2014, there were (i) 4,229,421 limited partnership units of NTS Realty Holdings Limited Partnership outstanding that were owned by unitholders other than the Nichols and Lavin Limited Partners (as defined herein) and (ii) deferred compensation represented by 86,979 phantom units held by non-employee directors of the managing general partner of NTS Realty Holdings Limited Partnership, which deferred compensation will be payable to the non-employee directors in the form of limited partnership units immediately prior to the closing of the merger.

Total consideration of $39,926,700 was determined based upon the sum of (i) the product of the per unit merger consideration of $7.50 plus a pro rata share of a settlement fund of $7,401,487 (representing settlement consideration of $1.75 per unit for each unit proposed to be converted into the right to receive merger consideration) and 4,229,421, the aggregate number of units proposed to be converted into the right to receive merger consideration and (ii) $804,555.75 expected to be paid in connection with the payment of deferred compensation to the non-employee directors of the managing general partner of NTS Realty Holdings Limited Partnership.

In accordance with Rule 0-11(b) promulgated under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013 and revised October 2013, the filing fee was determined by multiplying 0.0001288 by the total consideration.

☒
Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$5,141.31
	Form or Registration No.:	Preliminary Information Statement on Schedule 14C
	Filing Party:	NTS Realty Holdings Limited Partnership
	Date Filed:	March 17, 2014

	Amount Previously Paid:	$1.25
	Form or Registration No.:	Amendment No. 1 to Preliminary Information Statement on Schedule 14C
	Filing Party:	NTS Realty Holdings Limited Partnership
	Date Filed:	April 21, 2014

This Amendment No. 2 to Transaction Statement on Schedule 13E-3 amends and supplements the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (“SEC”) on March 17, 2014, as amended by Amendment No. 1 to Transaction Statement on Schedule 13E-3 filed with the SEC on April 21, 2014.  This Amendment No. 2 to the Transaction Statement on Schedule 13E-3 (this

“Schedule 13E-3”) is being filed by NTS Realty Holdings Limited Partnership, a Delaware limited partnership (“NLP”), NTS Realty Capital, Inc., a Delaware corporation and the managing general partner of NLP (“Realty Capital”), NTS Merger Parent, LLC, a Delaware limited liability company and affiliate of J.D. Nichols and Brian F. Lavin (“Parent”), NTS Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent (“Merger Sub”), Mr.  J.D. Nichols, Chairman of Realty Capital, and Mr. Brian F. Lavin, President and Chief Executive Officer of Realty Capital, in connection with the Agreement and Plan of Merger, dated February 25, 2014, among Parent, Merger Sub, Realty Capital and NLP (the “Merger Agreement,” and the transactions set forth therein, the “Merger”).

The Merger is being undertaken in accordance with the terms of that certain Stipulation and Agreement of Compromise, Settlement and Release dated as of February 4, 2014 (the “Settlement Agreement”) entered into in the matter Stephen J. Dannis, et al. v. J.D. Nichols, et al., Case No. 13-CI-00452, pending in Jefferson County Circuit Court of the Commonwealth of Kentucky (the “Court”).  The Court granted is preliminary approval of the Settlement Agreement on February 5, 2014.  Completion of the Merger is conditioned upon, among other things, the Court holding a final fairness settlement hearing and issuing its final approval of the Settlement Agreement.

If the Merger is completed, then each outstanding limited partnership unit (a “Unit”) of NLP (other than Units that are owned by the Nichols and Lavin Limited Partners, as defined below) will be converted into the right to receive, in cash, consideration (such per Unit consideration referred to as the “Merger Consideration”) equal to: (i) $7.50 per Unit plus (ii) a pro rata share of a settlement fund of $7,401,487 (representing settlement consideration of $1.75 per Unit) less fees and expenses of plaintiffs’ counsel and an incentive award, if any, payable to the named plaintiffs in the case, as awarded by the Court.  On April 24, 2014, the Court held its final fairness settlement hearing to consider the Settlement Agreement.  At the hearing, among other things, the Court approved the Settlement Agreement as fair, reasonable and adequate and in the best interests of the class and granted plaintiffs’ counsel’s petition for fees (aggregating $2,220,446 or approximately $0.53 per Unit) and reimbursement of expenses (aggregating $123,930 or approximately $0.03 per Unit) and awarded an incentive award to the named plaintiffs in the case (aggregating $50,000 or approximately $0.01 per Unit).  Therefore, the Merger Consideration is equal to $8.68 per Unit.  Upon consummation of the Merger, Merger Sub will merge with and into NLP, with NLP being the surviving entity and all of the outstanding membership interests of Merger Sub will be automatically cancelled and shall cease to exist.

Additionally, in connection with the Merger, the compensation deferred by each non-employee member of the Board of Directors of Realty Capital and represented by “phantom units” issued pursuant to the Realty Capital Directors Deferred Compensation Plan will be issued to such non-employee member of the Board of Directors as Units and will be converted automatically into and thereafter represent the right to receive the Merger Consideration.  All deferred compensation issued pursuant to the Realty Capital Officers Deferred Equity Bonus Plan that is outstanding as of the effective time of the Merger will remain outstanding in accordance with its terms.

Concurrently with the filing of this Schedule 13E-3, NLP is filing a revised Preliminary Information Statement (the “Information Statement”) pursuant to Regulation 14(c) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the Merger.  The information set forth in the Information Statement, including all annexes thereto, is hereby incorporated herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Information Statement and the annexes thereto.

All information in, or incorporated by reference in, this Schedule 13E-3 and/or the Information Statement concerning NLP has been supplied by NLP. All information in this Schedule 13E-3 and/or the

Information Statement concerning each other Filing Person has been supplied by such Filing Person.  All information in, or incorporated by reference in, this Schedule 13E-3 by reference to the Information Statement is hereby incorporated by reference to the extent related to the Settlement Agreement, the Merger Agreement and the Merger.

ITEM 1.                      SUMMARY TERM SHEET.

Regulation M-A Item 1001

Summary Term Sheet. The information set forth under the caption “SUMMARY TERM SHEET” in the Information Statement is incorporated herein by reference.

ITEM 2.                      SUBJECT COMPANY INFORMATION.

Regulation M-A Item 1002

(a)
Name and Address.  The name of the subject company is NTS Realty Holdings Limited Partnership, a Delaware limited partnership with principal executive offices at 600 North Hurstbourne Parkway, Suite 300, Louisville, Kentucky 40222. Its telephone number is (502) 426-4800.

(b)	Securities. The class of securities to which this Schedule 13E-3 relates is limited partnership units of NLP of which 11,095,274 were issued and outstanding as of May 9, 2014.

(c)
Trading Market and Price. The information set forth under the caption “UNIT MARKET PRICE AND DISTRIBUTION INFORMATION – Unit Price Information” in the Information Statement is incorporated herein by reference.

(d)	Dividends. The information set forth under the caption “UNIT MARKET PRICE AND DISTRIBUTION INFORMATION – Distribution Information” in the Information Statement is incorporated herein by reference.

(e)	Prior Public Offerings. There have been no underwritten public offerings of limited partnership units of NLP in the last three years.

(f)	Prior Stock Purchases. The information set forth under the caption “CERTAIN PURCHASES AND SALES OF UNITS” in the Information Statement is incorporated herein by reference.

ITEM 3.                      IDENTITY AND BACKGROUND OF FILING PERSON.

Regulation M-A Item 1003

(a)–(b)
Name and Address; Business and Background of Entities. The information set forth under the captions “DIRECTORS AND EXECUTIVE OFFICERS OF MANAGING GP” and “INFORMATION CONCERNING THE PARENT PARTIES AND NTS REALTY PARTNERS, LLC” in the Information Statement is incorporated herein by reference.

(c)
Business and Background of Natural Persons. The information set forth under the caption “DIRECTORS AND EXECUTIVE OFFICERS OF MANAGING GP” in the Information Statement is incorporated herein by reference.

ITEM 4.                      TERMS OF THE TRANSACTION.

Regulation M-A Item 1004

(a)	Material Terms. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“SPECIAL FACTORS”

“THE SETTLEMENT AGREEMENT”

“THE MERGER AGREEMENT”

“ANNEX A: MERGER AND PLAN OF MERGER DATED AS OF FEBRUARY 25, 2014” and

“ANNEX B: STIPULATION AND AGREEMENT OF COMPROMISE, SETTLEMENT AND RELEASE DATED AS OF FEBRUARY 4, 2014”

(c)	Different Terms. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Effects of the Merger”

“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

“SPECIAL FACTORS — Structure and Steps of the Merger”

“SPECIAL FACTORS — Provisions for Unaffiliated Security Holders”

“THE MERGER AGREEMENT—Effect of the Merger on the Units and Certain Other Securities of NLP and Merger Sub” and

“THE MERGER AGREEMENT—Other Covenants and Agreements—Indemnification and Insurance”

(d)	Appraisal Rights. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“SUMMARY TERM SHEET” and

“SPECIAL FACTORS — Appraisal Rights of Unitholders”

(e)
Provisions For Unaffiliated Security Holders. The information set forth under the caption “SPECIAL FACTORS—Provisions for Unaffiliated Holders” in the Information Statement is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not applicable.

ITEM 5.                      PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Regulation M-A Item 1005

(a)	Transactions. None.

(b)	Significant Corporate Events. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Recommendation of the Board of Directors”

“SPECIAL FACTORS — Reasons for the Recommendation of the Board of Directors”

“SPECIAL FACTORS — Position of the 13E-3 Filing Persons as to the Fairness of the Merger”

“SPECIAL FACTORS — Purpose of and Reasons of the 13E-3 Filing Persons for the Merger”

“SPECIAL FACTORS — Effects of the Merger”

“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

“SPECIAL FACTORS — Structure and Steps of the Merger”

“SPECIAL FACTORS — Financing of the Merger”

“THE MERGER AGREEMENT”

“THE SETTLEMENT AGREEMENT”

“ANNEX A: MERGER AND PLAN OF MERGER DATED AS OF FEBRUARY 25, 2014” and

“ANNEX B: STIPULATION AND AGREEMENT OF COMPROMISE, SETTLEMENT AND RELEASE DATED AS OF FEBRUARY 4, 2014”

(c)	Negotiations or Contacts. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Recommendation of the Board of Directors”

“SPECIAL FACTORS —  Reasons for the Recommendation of the Board of Directors”

“SPECIAL FACTORS — Position of the 13E-3 Filing Persons as to the Fairness of the Merger”

“SPECIAL FACTORS — Purpose of and Reasons of the 13E-3 Filing Persons for the Merger”

“SPECIAL FACTORS — Effects of the Merger”

“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

“SPECIAL FACTORS — Structure and Steps of the Merger”

“THE SETTLEMENT AGREEMENT”

“THE MERGER AGREEMENT”

“ANNEX A: MERGER AND PLAN OF MERGER DATED AS OF FEBRUARY 25, 2014” and

“ANNEX B: STIPULATION AND AGREEMENT OF COMPROMISE, SETTLEMENT AND RELEASE DATED AS OF FEBRUARY 4, 2014”

(e)	Agreements Involving the Subject Company's Securities. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Interests of Certain Persons in the Merger” and

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A Item 1006

(b)	Use of Securities Acquired. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Effects of the Merger”

“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

“SPECIAL FACTORS — Structure and Steps of the Merger”

“THE MERGER AGREEMENT — Effect of the Merger on the Units and Certain Other Securities of NLP and Merger Sub” and

“ANNEX A: MERGER AND PLAN OF MERGER DATED AS OF FEBRUARY 25, 2014”

(c)(1)–(8)	Plans. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Purpose of and Reasons of the 13E-3 Filing Persons for the Merger”

“SPECIAL FACTORS — Plans for NLP after the Merger”

“SPECIAL FACTORS — Effects of the Merger”

“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

“SPECIAL FACTORS — Structure and Steps of the Merger”

“SPECIAL FACTORS — Financing of the Merger”

“THE MERGER AGREEMENT” and

“ANNEX A: MERGER AND PLAN OF MERGER DATED AS OF FEBRUARY 25, 2014”

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

Regulation M-A Item 1013

(a)	Purposes. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Recommendation of the Board of Directors”

“SPECIAL FACTORS — Reasons for Recommendation of the Board of Directors”

“SPECIAL FACTORS — Position of the 13E-3 Filing Persons as to the Fairness of the Merger”

“SPECIAL FACTORS — Purpose of and Reasons of the 13E-3 Filing Persons for the Merger”

“SPECIAL FACTORS — Effects of the Merger” and

“THE SETTLEMENT AGREEMENT — Purpose of the Settlement Agreement”

(b)	Alternatives. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Recommendation of the Board of Directors”

“SPECIAL FACTORS — Reasons for Recommendation of the Board of Directors”

“SPECIAL FACTORS — Opinion of Financial Advisor”

“SPECIAL FACTORS — Position of the 13E-3 Filing Persons as to the Fairness of the Merger”

“SPECIAL FACTORS — Purpose of and Reasons of the 13E-3 Filing Persons for the Merger”

“SPECIAL FACTORS — Effects of the Merger” and

“THE SETTLEMENT AGREEMENT — Purpose of the Settlement Agreement”

(c)	Reasons. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Recommendation of the Board of Directors”

“SPECIAL FACTORS — Reasons for Recommendation of the Board of Directors”

“SPECIAL FACTORS — Opinion of Financial Advisor”

“SPECIAL FACTORS — Position of the 13E-3 Filing Persons as to the Fairness of the Merger”

“SPECIAL FACTORS — Purpose of and Reasons of the 13E-3 Filing Persons for the Merger”

“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

“THE SETTLEMENT AGREEMENT” and

“ANNEX B: STIPULATION AND AGREEMENT OF COMPROMISE, SETTLEMENT AND RELEASE DATED AS OF FEBRUARY 4, 2014”

(d)	Effects. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Position of the 13E-3 Filing Persons as to the Fairness of the Merger”

“SPECIAL FACTORS — Plans for NLP after the Merger”

“SPECIAL FACTORS — Purpose of and Reasons of the 13E-3 Filing Persons for the Merger”

“SPECIAL FACTORS — Effects of the Merger”

“SPECIAL FACTORS — Effects of the Merger on NLP’s Net Book Value and Net Income”

“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

“SPECIAL FACTORS — Material United States Federal Income Tax Consequences”

“SPECIAL FACTORS — Structure and Steps of the Merger”

“SPECIAL FACTORS — Provisions for Unaffiliated Holders”

“THE SETTLEMENT AGREEMENT”

“THE MERGER AGREEMENT”

“ANNEX A: MERGER AND PLAN OF MERGER DATED AS OF FEBRUARY 25, 2014” and

“ANNEX B: STIPULATION AND AGREEMENT OF COMPROMISE, SETTLEMENT AND RELEASE DATED AS OF FEBRUARY 4, 2014”

ITEM 8.	FAIRNESS OF THE TRANSACTION.

Regulation M-A Item 1014

(a)–(b)	Fairness; Factors Considered in Determining Fairness. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“SUMMARY TERM SHEET”

 “SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Recommendation of the Board of Directors”

“SPECIAL FACTORS — Reasons for Recommendation of the Board of Directors”

“SPECIAL FACTORS — Opinion of Financial Advisor”

“SPECIAL FACTORS — Position of the 13E-3 Filing Persons as to the Fairness of the Merger”

“SPECIAL FACTORS — Purpose of and Reasons of the 13E-3 Filing Persons for the Merger”

“SPECIAL FACTORS — Projected Financial Information”

“SPECIAL FACTORS — Effects of the Merger – Primary Benefits and Detriments of the Merger”

“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

“THE SETTLEMENT AGREEMENT”

“ANNEX B: STIPULATION AND AGREEMENT OF COMPROMISE, SETTLEMENT AND RELEASE DATED AS OF FEBRUARY 4, 2014” and

“ANNEX C: OPINION OF FINANCIAL ADVISOR, CENTERBOARD SECURITIES, LLC DATED AS OF FEBRUARY 24, 2014”

(c)	Approval of Security Holders. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“SPECIAL FACTORS — Recommendation of the Board of Directors”

“THE SETTLEMENT AGREEMENT — Conditions of the Settlement Agreement” and

“THE MERGER AGREEMENT — Conditions to Completion of the Merger”

(d)	Unaffiliated Representative. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Recommendation of the Board of Directors”

“SPECIAL FACTORS — Reasons for Recommendation of the Board of Directors”

“SPECIAL FACTORS — Opinion of Financial Advisor”

“SPECIAL FACTORS — Position of the 13E-3 Filing Persons as to the Fairness of the Merger”

“SPECIAL FACTORS — Purpose of and Reasons of the 13E-3 Filing Persons for the Merger”

“SPECIAL FACTORS — Effects of the Merger — Primary Benefits and Detriments of the Merger”

“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

“THE SETTLEMENT AGREEMENT — Reasons for the Settlement”

“THE SETTLEMENT AGREEMENT — Final Settlement Hearing”

“ANNEX B: STIPULATION AND AGREEMENT OF COMPROMISE, SETTLEMENT AND RELEASE DATED AS OF FEBRUARY 4, 2014” and

“ANNEX C: OPINION OF FINANCIAL ADVISOR, CENTERBOARD SECURITIES, LLC DATED AS OF FEBRUARY 24, 2014”

(e)	Approval of Directors. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Recommendation of the Board of Directors”

“SPECIAL FACTOR — Reasons for Recommending Approval of the Merger”

“SPECIAL FACTORS — Position of the 13E-3 Filing Persons as to the Fairness of the Merger” and

“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

(f)	Other Offers. The information set forth under the caption “SPECIAL FACTORS—Background of the Merger” in the Information Statement is incorporated herein by reference.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

Regulation M-A Item 1015

(a)–(b)
Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal.  The presentation of Centerboard Securities, LLC to the Board of Directors of Realty Capital, dated February 24, 2014, is attached hereto as Exhibit (c)(2) and is incorporated herein by reference.  The preliminary discussion materials, dated November 14, 2012, prepared by Centerboard Securities, LLC and provided to the Special Committee of the Board of Directors of Realty Capital, are attached hereto as Exhibit (c)(3) and are incorporated herein by reference.  The preliminary discussion materials, dated November 27, 2012, prepared by Centerboard Securities, LLC and provided to the Special Committee of the Board of Directors of Realty Capital, are attached hereto as Exhibit (c)(4) and are incorporated herein by reference.  The presentation of Centerboard Securities, LLC to the Special Committee of the Board of Directors of Realty Capital, dated December 27, 2012, is attached hereto as Exhibit (c)(5) and is incorporated herein by reference.  The Consulting Services Report to the Audit Committee of Realty Capital dated December 15, 2009, is attached hereto as Exhibit (c)(6) and is incorporated herein by reference.  The Consulting Services Report for the Audit Committee of Realty Capital dated December 2005, is attached hereto as Exhibit (c)(7) and is incorporated herein by reference.  The opinion of Centerboard Securities, LLC to the Special Committee of the Board of Directors of NTS Realty Capital, Inc., dated December 27, 2012, is attached hereto as Exhibit (c)(8) and is incorporated herein by reference.  The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Recommendation of the Board of Directors”

“SPECIAL FACTORS — Reasons for Recommendation of the Board of Directors”

“SPECIAL FACTORS — Position of the 13E-3 Filing Persons as to the Fairness of the Merger”

“SPECIAL FACTORS — Opinion of Financial Advisor”

“SPECIAL FACTORS — Estimated Fees and Expenses”

“THE SETTLEMENT AGREEMENT — Reasons for the Settlement”

“THE SETTLEMENT AGREEMENT — Final Settlement Hearing”

“ANNEX B: STIPULATION AND AGREEMENT OF COMPROMISE, SETTLEMENT AND RELEASE DATED AS OF FEBRUARY 4, 2014”

“ANNEX C - OPINION OF FINANCIAL ADVISOR, CENTERBOARD SECURITIES, LLC DATED AS OF FEBRUARY 24, 2014”

The written opinion of Centerboard Securities, LLC dated February 24, 2014 is attached to the Information Statement as Annex C and is incorporated herein by reference.

(c)
Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of NLP during its regular business hours by any interested Unitholder of NLP.

ITEM 10.                    SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

Regulation M-A Item 1007

(a)–(b)	Source of Funds; Conditions. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

“SPECIAL FACTORS — Financing of the Merger”

“THE SETTLEMENT AGREEMENT — Terms of the Settlement Agreement”

“THE SETTLEMENT AGREEMENT — Conditions of the Settlement Agreement”

“THE SETTLEMENT AGREEMENT — Final Settlement Hearing”

“THE SETTLEMENT AGREEMENT — Order and Final Judgment” and

“THE MERGER AGREEMENT — Conditions to Completion of the Merger”

(c)	Expenses. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Financing of the Merger” and

“SPECIAL FACTORS — Estimated Fees and Expenses”

(d)	Borrowed Funds. The information set forth under the caption “SPECIAL FACTORS—Financing of the Merger” in the Information Statement is incorporated herein by reference.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Regulation M-A Item 1008

(a)-(b)	Securities Ownership; Securities Transactions. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” and

“CERTAIN PURCHASES AND SALES OF UNITS”

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

Regulation M-A Item 1012

(d)-(e)
Intent to Tender or Vote in a Going-Private Transaction; Recommendations of Others. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger”

“SPECIAL FACTORS — Position of the 13E-3 Filing Persons as to the Fairness of the Merger”

“SPECIAL FACTORS — Purpose of and Reasons of the 13E-3 Filing Persons for the Merger”

“SPECIAL FACTORS — Interests of Certain Persons in the Merger” and

“THE MERGER AGREEMENT — Recommendation”

ITEM 13.	FINANCIAL STATEMENTS.

Regulation M-A Item 1010

(a)
Financial Information. The information set forth under the captions “SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA” and “ADDITIONAL INFORMATION” in the Information Statement is incorporated herein by reference.  NLP’s audited financial statements as of and for the years ended December 31, 2013 and 2012, set forth in Item 8 of its Annual Report on Form 10-K for the year ended December 31, 2013, are incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Regulation M-A Item 1009

(a)-(b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE MERGER — Who Can Help Answer My Questions?”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Recommendation of the Board of Directors”

“SPECIAL FACTORS — Opinion of Financial Advisor”

“SPECIAL FACTORS — Interests of Certain Persons in the Merger” and

“SPECIAL FACTORS — Estimated Fees and Expenses”

ITEM 15.	ADDITIONAL INFORMATION.

Regulation M-A Item 1011

(b)	Golden Parachute Compensation. Not applicable.

(c)	Other Material Information. The information set forth in the Information Statement and annexes thereto is incorporated herein by reference.

ITEM 16.                    EXHIBITS.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)
Information Statement of NTS Realty Holdings Limited Partnership (incorporated by reference to the Information Statement of NTS Realty Holdings Limited Partnership filed with the Securities and Exchange Commission on April 29, 2014).

(a)(2)	Letter to NTS Realty Holdings Limited Partnership unitholders (included with the Information Statement filed herewith as Exhibit (a)(1)).

(c)(1)
Opinion of Centerboard Securities, LLC to the board of directors of NTS Realty Capital, Inc., dated February 24, 2014 (included as Annex C of the Information Statement filed herewith as Exhibit (a)(1)).

(c)(2)
Materials presented by Centerboard Securities, LLC to the board of directors of NTS Realty Capital, Inc. on February 24, 2014 (incorporated by reference to Exhibit (c)(2) to NLP’s Schedule 13E-3, filed with the SEC on March 17, 2014).

(c)(3)
Preliminary discussion materials dated November 14, 2012, of Centerboard Securities, LLC, provided to the special committee of the board of directors of NTS Realty Capital, Inc. (incorporated by reference to Exhibit (c)(2) to NLP's Schedule 13E-3, filed with the SEC on February 4, 2013).

(c)(4)
Materials presented by Centerboard Securities, LLC to the special committee of the board of directors of NTS Realty Capital, Inc. on November 27, 2012 (incorporated by reference to Exhibit (c)(4) to NLP's Schedule 13E-3, filed with the SEC on July 19, 2013).

(c)(5)
Materials presented by Centerboard Securities, LLC to the special committee of the board of directors of NTS Realty Capital, Inc. on December 27, 2012 (incorporated by reference to Exhibit (c)(3) to NLP's Schedule 13E-3, filed with the SEC on February 4, 2013).

(c)(6)
Consulting Services Report for the Audit Committee of NTS Realty Capital, Inc. dated December 15, 2009 (incorporated by reference to Exhibit (c)(6) to NLP’s Amendment No. 1 to Schedule 13E-3, filed with the SEC on April 21, 2014).

(c)(7)	Consulting Services Report for the Audit Committee of NTS Realty Capital, Inc. dated December 2005 (filed herewith).

(c)(8)
Opinion of Centerboard Securities, LLC to the special committee of the board of directors of NTS Realty Capital, Inc., dated December 27, 2012 (incorporated by reference to Annex B to NLP’s revised Preliminary Proxy Statement, filed with the SEC on July 19, 2013).

(d)(1)
Agreement and Plan of Merger, dated February 25, 2014, among NTS Merger Parent, LLC, NTS Merger Sub, LLC, NTS Realty Capital, Inc. and NTS Realty Holdings Limited Partnership (included as Annex A of the Information Statement filed herewith as Exhibit (a)(1)).

(d)(2)
Stipulation and Agreement of Compromise, Settlement and Release, dated February 4, 2014, by and among J.D. Nichols, Brian Lavin, NTS Realty Capital, Inc., NTS Realty Holdings Limited Partnership, NTS Merger Parent, LLC, Mark Anderson, John Daly, John Lenihan and plaintiffs in the Kentucky Action and the Delaware Action (included as Annex B of the Information Statement filed herewith as Exhibit (a)(1)).

(f)	None.

(g)	None.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 29, 2014
NTS REALTY HOLDINGS LIMITED
PARTNERSHIP

By:    NTS Realty Capital, Inc.,
      its managing general partner

By: /s/ Gregory A. Wells
Name: Gregory A. Wells
Title: Executive Vice President and Chief Financial
Officer

Date: April 29, 2014	NTS REALTY CAPITAL, INC. By: /s/ Gregory A. Wells Name: Gregory A. Wells Title: Executive Vice President and Chief Financial Officer
Date: April 29, 2014	NTS MERGER PARENT, LLC By: /s/ Brian F. Lavin Name: Brian F. Lavin Title: Manager
Date: April 29, 2014	NTS MERGER SUB, LLC By: /s/ Brian F. Lavin Name: Brian F. Lavin Title: Manager
Date: April 29, 2014	J.D. NICHOLS /s/ J.D. Nichols J.D. Nichols
Date: April 29, 2014	BRIAN F. LAVIN /s/ Brian F. Lavin Brian F. Lavin

Exhibit Index

Exhibit No.	Description

(a)(1)
Information Statement of NTS Realty Holdings Limited Partnership (incorporated by reference to the Information Statement of NTS Realty Holdings Limited Partnership filed with the Securities and Exchange Commission on April 29, 2014).

(a)(2)	Letter to NTS Realty Holdings Limited Partnership unitholders (included with the Information Statement filed herewith as Exhibit (a)(1)).

(c)(1)
Opinion of Centerboard Securities, LLC to the board of directors of NTS Realty Capital, Inc., dated February 24, 2014 (included as Annex C of the Information Statement filed herewith as Exhibit (a)(1)).

(c)(2)
Materials presented by Centerboard Securities, LLC to the board of directors of NTS Realty Capital, Inc. on February 24, 2014 (incorporated by reference to Exhibit (c)(2) to NLP’s Schedule 13E-3, filed with the SEC on March 17, 2014).

(c)(3)
Preliminary discussion materials dated November 14, 2012, of Centerboard Securities, LLC, provided to the special committee of the board of directors of NTS Realty Capital, Inc. (incorporated by reference to Exhibit (c)(2) to NLP's Schedule 13E-3, filed with the SEC on February 4, 2013).

(c)(4)
Materials presented by Centerboard Securities, LLC to the special committee of the board of directors of NTS Realty Capital, Inc. on November 27, 2012 (incorporated by reference to Exhibit (c)(4) to NLP's Schedule 13E-3, filed with the SEC on July 19, 2013).

(c)(5)
Materials presented by Centerboard Securities, LLC to the special committee of the board of directors of NTS Realty Capital, Inc. on December 27, 2012 (incorporated by reference to Exhibit (c)(3) to NLP's Schedule 13E-3, filed with the SEC on February 4, 2013).

(c)(6)
Consulting Services Report for the Audit Committee of NTS Realty Capital, Inc. dated December 15, 2009 (incorporated by reference to Exhibit (c)(6) to NLP’s Amendment No. 1 to Schedule 13E-3, filed with the SEC on April 21, 2014).

(c)(7)	Consulting Services Report for the Audit Committee of NTS Realty Capital, Inc. dated December 2005 (filed herewith).

(c)(8)
Opinion of Centerboard Securities, LLC to the special committee of the board of directors of NTS Realty Capital, Inc., dated December 27, 2012 (incorporated by reference to Annex B to NLP’s revised Preliminary Proxy Statement, filed with the SEC on July 19, 2013).

(d)(1)
Agreement and Plan of Merger, dated February 25, 2014, among NTS Merger Parent, LLC, NTS Merger Sub, LLC, NTS Realty Capital, Inc. and NTS Realty Holdings Limited Partnership (included as Annex A of the Information Statement filed herewith as Exhibit (a)(1)).

(d)(2)
Stipulation and Agreement of Compromise, Settlement and Release, dated February 4, 2014, by and among J.D. Nichols, Brian Lavin, NTS Realty Capital, Inc., NTS Realty Holdings Limited Partnership, NTS Merger Parent, LLC, Mark Anderson, John Daly, John Lenihan and plaintiffs in the Kentucky Action and the Delaware Action (included as Annex B of the Information Statement filed herewith as Exhibit (a)(1)).

(f)	None.

(g)	None.